	ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995	AUSTIN DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com
May 26, 2006

063718.0319	Troy Sam Lee
TEL +1 713.229.1477
FAX +1 713.229.2877
troy.lee@bakerbotts.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Filing Desk

Re:	Amendment No. 1 to Registration Statement on Form S-1 of KBR, Inc. (Registration No. 333-133302)

Ladies and Gentlemen:

                    On behalf of KBR, Inc., and pursuant to Regulation S-T under the Securities Act of 1933, we hereby transmit for electronic filing via the EDGAR system Amendment No. 1 to KBR’s Registration Statement on Form S-1 (Registration No. 333-133302).

                    Please telephone collect Darrell W. Taylor (713.229.1313), Chris Arntzen (713.229.1344) or the undersigned (713.229.1477) of the firm Baker Botts L.L.P., counsel to KBR, with any questions or comments you may have regarding the enclosed.

Very truly yours,
BAKER BOTTS L.L.P.

By:	/s/ Troy S. Lee
Troy S. Lee

Securities and Exchange Commission	2	May 26, 2006

cc:	Mr. Cedric W. Burgher

KBR, Inc.

Mr. Darrell W. Taylor

Mr. Chris J. Arntzen

Baker Botts L.L.P.

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